ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-182116

Registration No. 333-182116-01

November 19, 2012

DCP MIDSTREAM OPERATING, LP

Fully and Unconditionally Guaranteed by

DCP Midstream Partners, LP

Pricing Term Sheet

$500,000,000 2.50% Senior Notes due 2017

Issuer:	DCP Midstream Operating, LP

Guarantor:	DCP Midstream Partners, LP

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	November 19, 2012

Settlement Date: (T+5)	November 27, 2012

Maturity Date:	December 1, 2017

Principal Amount:	$500,000,000

Benchmark:	0.75% due October 31, 2017

Benchmark Price / Yield:	100 - 181/4 / ..633%

Spread to Benchmark:	+200 bps

Yield to Maturity:	2.633%

Coupon:	2.50%

Public Offering Price:	99.379%

Net Proceeds Before Expenses	$493,895,000

Optional Redemption:	At any time prior to the date that is 30 days prior to the maturity date, we will have the right to redeem the notes, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the principal amounts of the notes to be redeemed and the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the redemption date) discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but not including, such redemption date. From and after the date that is 30 days prior to the maturity date, we will have the right to redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Interest Payment Dates:	June 1 and December 1, beginning June 1, 2013

CUSIP / ISIN:	23311V AC1 / US23311VAC19

Joint Bookrunning Managers:	J.P. Morgan Securities LLC RBS Securities Inc. SunTrust Robinson Humphrey, Inc. Barclays Capital Inc. Deutsche Bank Securities Inc. RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Credit Suisse Securities (USA) LLC Mitsubishi UFJ Securities (USA), Inc.

Capitalization

The following table replaces in its entirety the table set forth under “Capitalization” on page S-15 of the preliminary prospectus supplement:

	As of September 30, 2012
	Historical	As Adjusted	As Further Adjusted
		(in millions)
Cash and cash equivalents	$8.4	$8.4	$18.5

Revolving credit facility	$300.0	$300.0	$300.0
July 2, 2012 Term Loan	140.0	140.0	—
November 1, 2012 Term Loan	—	343.5	—
4.95% Senior Notes due 2022	350.0	350.0	350.0
3.25% Senior Notes due 2015	250.0	250.0	250.0
Notes offered hereby	—	—	500.0
Total principal amount	1,040.0	1,383.5	1,400.0
Unamortized discount	(1.7)	(1.7)	(4.8)
Total debt	1,038.3	1,381.8	1,395.2
Equity:
Common unitholders	1,124.2	1,211.9	1,211.9
General partner	(1.0)	(1.0)	(1.0)
Accumulated other comprehensive loss	(15.5)	(15.5)	(15.5)

Total partners’ equity	1,107.7	1,195.4	1,195.4
Noncontrolling interests	33.8	33.8	33.8

Total equity	1,141.5	1,229.2	1,229.2

Total capitalization	$2,179.8	$2,611.0	$2,624.4

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC at 212-834,4533, RBS Securities Inc. toll-free at 1-866-884-2071, SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786, Barclays Capital Inc. toll-free at 1-888-603-5847, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or U.S. Bancorp Investments, Inc. at 1-877-558-2607.